September 29, 2005


Mail Stop 4561

Mr. John R. Signorello
Chief Financial Officer
IceWEB, Inc.
205 Van Buren Street, Suite 420
Herndon, VA 20170

Re:	IceWEB, Inc.
	Form 10-KSB for the year ended September 30, 2004
	Form 10-QSB for the quarter ended December 31, 2004
      Form 10-QSB for the quarter ended March 31, 2005
	File No. 0-27865

Dear Mr. Signorello:

      We have reviewed your response letters dated August 31, 2005 and September 20, 2005 and have the following additional comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2004

Consolidated Financial Statements

Note 10 - Acquisitions, page 28

1. We have read your response number 1(a) included in your correspondence to us dated September 20, 2005. Please clarify whether the cost of the Propster Software approximates fair value at the date of acquisition. In addition, as it relates to the Propster and DEX Software, please tell us the method used to determine fair value.

2. We have read your response number 1(d) included in your correspondence to us dated September 20, 2005. We note that DevElements and Iplicity have a vast code library containing source code developed over the past five years. Please tell us the method used to determine fair value at the acquisition date.

3. We have read your response number 1(e) included in your correspondence to us dated September 20, 2005. We are unable to locate the third party licenses that you indicate were included in the asset schedules for Seven, Iplicity and DevElements or in your footnote disclosures. Please advise us. In addition, please tell us why the assets were booked at their depreciated values at the date of acquisition rather than at fair value. Tell us your basis in GAAP for this accounting treatment.

4. We have read your response number 1(f)(2) included in your correspondence to us dated September 20, 2005. We are unable to agree with your conclusion that since the customer contracts were open ended in service hours and dollar amounts you have no contractual legal rights. If you have a practice of establishing customer relationships through contracts, the customer relationships meet the contractual criterion to be considered an identifiable intangible asset. Please tell how you considered the guidance in EITF 02-17 in your evaluation. In addition, please further clarify the nature and purpose of the agreements such that the customer contracts define neither the scope of work nor compensation. You may provide us with excerpts from your agreements if appropriate.

5. Further to our previous comment, we note that DevElements and Iplicity customer relationships existed between specific engineers and specific customers and were not "capable of being separated or divided and sold, transferred, licensed, rented, or exchanged" as defined in SFAS 141. Please clarify whether the Registrant or your engineers, acting as independent agents, are party to the agreements.
In the event the Registrant is party to the agreements, we are unable to agree with your conclusion that the customer contracts were non-transferable without the engineers. In the event the engineers are party to the agreements, the engineers do not appear to represent an assembled workforce in which case the underlying contract may meet the criteria for identification as a separate intangible. Please advise us.

6. We have read your response to prior comment 2 included in your correspondence to us dated August 31, 2005. Please clarify whether the fiscal 2004 research and development expenses related to efforts to "further develop and enhance" certain software products acquired during the fiscal year pertain exclusively to the Cashmere software.
If not, we reissue prior comment 2 and ask you to explain to us why a portion of the DevElements purchase price was not allocated to in-process research and development based upon your disclosure on page
17 that some research and development was already underway by your target. Please note that we would expect acquired research and development assets that are determined to have no alternative future use to be charged to expense at the date of acquisition pursuant to paragraph 5 of FIN 4.

7. For each separately identified intangible asset for which you have assigned value, please tell us the amortization method and useful life and explain your basis for that method and life.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Rachel Zablow, Staff Accountant, at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief


Mr. John R. Signorello
IceWEB, Inc.
September 29, 2005
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